

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Susan Horvath
Chief Financial Officer
Panbela Therapeutics, Inc.
712 Vista Blvd, Suite 305
Waconia, MN 55387

> **Re: Panbela Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 4, 2021**
> **File No. 333-255751**

Dear Ms. Horvath:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences